

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2021

Lou Kerner
Chief Executive Officer
Blockchain Coinvestors Acquisition Corp. I
PO Box 1093, Boundary Hall
Cricket Square, Grand Cayman
KY1-1102, Cayman Islands

> **Re: Blockchain Coinvestors Acquisition Corp. I**
> **Registration Statement on Form S-1**
> **Filed August 26, 2021**
> **File No. 333-259091**

Dear Mr. Kerner:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-1 filed August 26, 2021

Capitalization, page 87

1. We note that you are offering 25,000,000 shares of Class A ordinary shares as part of your initial public offering of units, but only show 22,966,079 shares of Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer in concluding that all 25,000,000 shares of Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to

possible redemption.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at (202) 551-3581 or Isaac Esquivel at (202) 551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at (202) 551-4821 or David Link at (202) 551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gina Eiben